September 2, 2016

Alison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Funds - Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund File Nos. 811-08061 and 333-22075

Dear Ms. White:

On June 20, 2016, Diamond Hill Funds (the “Registrant” or the “Trust”), on behalf of Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund (each a “Fund,” and collectively the “Funds”), each a series of the Registrant, filed Amendment Number 54 (the “Amendment”) to the Registrant’s Registration Statement to register the Funds under the Investment Company Act of 1940 (“1940 Act”). On July 11, 2016, the Registrant, on behalf of the Funds, filed Post-Effective Amendment No. 53 (the “Post-Effective Amendment”) to Registrant’s Registration Statement to register shares of the Funds under the Securities Act of 1933 (“1933 Act”). On August 3, 2016, you provided oral comments to the Amendment to Cassandra Borchers. On August 22, 2016, you provided oral comments to the Post-Effective Amendment to the undersigned. On August 26, 2016, the Registrant filed its responses to your comments provided on both August 3, 2016 and August 22, 2016 (the “Initial Responses”). On August 29, 2016, you provided oral comments to the Initial Responses to Chris Moore. On August 30, 2016, Registrant filed its responses to your comments provided on August 29, 2016 (the “Second Responses”). On September 1, 2016, you provided an oral comment to the Second Responses to Chris Moore. Please find below responses to your comment provided on September 1, 2016, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment, after receipt of any additional comments you may have and approval of all responses.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

September 2, 2016

September 1, 2016 Comment and Response Thereto:

1. Comment. Since the Funds have the ability to borrow for investment purposes—even though the Funds do not intend it be part of their principal investment strategy, please add “(plus borrowing for investment purposes)” to each Fund’s 80% policy.

Response. The Registrant has revised each Fund’s 80% policy contained in their respective Principle Investment Strategy and Item 9 disclosure sections as follows:

Under normal market conditions, the fund intends to provide total return by investing at least 80% of its net assets (plus any amounts borrowed for investment purposes) in a diversified portfolio of investment grade, fixed income securities. . .

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If you have any questions or additional comments, please call Michael V. Wible at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible

cc: Gary Young